FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of May, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






                   HSBC ACQUIRES FIVE PER CENT STAKE IN CIBIL

The Hongkong and Shanghai Banking Corporation Limited has acquired five per cent of the paid-up capital of Credit Information Bureau (India) Limited (CIBIL) for a total consideration of Rs25 million (US$575,000).

Established in April 2004, CIBIL is India's first credit bureau. It comprises a consumer credit bureau and a commercial credit bureau which manage positive and negative credit information in relation to personal and commercial borrowers. Information held on CIBIL's centralised database is only available to CIBIL members, of which there are currently over 100.

Nicholas Winsor, head of personal financial services at HSBC India, said: "The consumer credit market in India has considerable room to grow before it reaches the levels witnessed in developed economies. HSBC's experience in other markets has shown us the benefits and importance of having robust, industry-wide customer data, and is one of the main reasons for our investment in CIBIL."



Notes to editors:

1. HSBC in India
The Hongkong and Shanghai Banking Corporation Limited in India offers a full range of banking and financial services from its 40 branches in the 20 cities of Ahmedabad, Bangalore, Chandigarh, Chennai, Coimbatore, Gurgaon, Hyderabad, Indore, Jaipur, Kochi, Kolkata, Ludhiana, Mumbai, New Delhi, Noida, Pune, Trivandrum, Thane, Vadodara and Visakhapatnam, and some 150 ATMs across the country. HSBC has a credit card base of some 800,000 customers in India and is one of the leading credit card merchant acquirers in the Indian credit card industry.

2. The HSBC Group
HSBC Holdings plc is headquartered in the UK. The HSBC Group serves over 110 million customers worldwide from over 9,800 offices in 77 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,277 billion at 31 December 2004, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  19 May, 2005